STONEBRIDGE ADVISORS LLC
                             PROXY VOTING POLICIES

GENERAL POLICY

Stonebridge does not anticipate acquiring the equity securities of a company subject to a proxy vote, but in the event that a proxy vote is required, Stonebridge has the following guidelines in place to ensure that proxies are voted consistently and solely in the best economic interests of the client. In determining how to vote on any proposal, we will consider the proposal's expected impact on shareholder value and will not consider any benefit to us, our employees or affiliates.

We consider the reputation, experience and competence of a company's management when we evaluate the merits of investing in a particular company, and we invest in companies in which we believe management goals and shareholder goals are aligned. Therefore, on most issues, we cast our votes in accordance with management's recommendations. However, when we believe management's position on a particular issue is not in the best interests our clients, we will vote contrary to management's recommendation.

PROXY VOTING GUIDELINES

If a circumstance does occur where Stonebridge acquires the equity securities of a company subject to a proxy vote, there may be occasions when Stonebridge chooses to refrain from voting a proxy for a particular security. In these instances, we will document any reasons supporting the decision and the information will be maintained accordingly.

As a general rule, we will normally vote proxies in accordance with the following guidelines unless we determine that it is in the best economic interests of our clients to vote contrary to the guidelines: o With respect to a company's board of directors, we believe there should be a majority of independent directors and that audit, compensation and nominating committees should consist solely of independent directors, and we will normally vote in favor of proposals that insure such independence.

o With respect to auditors, we believe that the relationship between a public company and its auditors should be limited primarily to the audit engagement, and we will normally vote in favor of proposals to prohibit or limit fees paid to auditors for any services other than auditing and closely-related activities that do not raise any appearance of impaired independence.

o With respect to equity based compensation plans, we believe that appropriately designed plans approved by a company's shareholders can be an effective way to align the interests of long-term shareholders and the interests of management, employees and directors. However, we will normally vote against plans that substantially dilute our ownership interest in the company or provide participants with excessive awards.We will also normally vote in favor of proposals to require the expensing of options.

o With respect to shareholder rights, we believe that all shareholders of a company should have an equal voice and that barriers that limit the ability of shareholders to effect corporate change and to realize the full value of their investment are not desirable. Therefore, we will normally vote against proposals for supermajority voting rights, against the adoption of poison pill plans, and against proposals for different classes of stock with different voting rights.

o With respect to "social responsibility" issues, we believe that matters related to a company's day-to-day business operations are primarily the responsibility of management. We are focused on maximizing long-term shareholder value and will normally vote against shareholder proposals requesting that a company disclose or change certain business practices unless we believe the proposal would have a substantial, positive economic impact on the company.

RESPONSIBILITY

The CCO or his designee is responsible for the overall monitoring of the proxy voting policy, practices, disclosures and recordkeeping. The Portfolio Manager is responsible for monitoring corporate actions, making the voting decisions, and ensuring that proxies are submitted in a timely manner.

Stonebridge has adopted procedures to implement the firm's policy, along with reviews to monitor and ensure the firm's policy is observed, implemented properly and amended or updated as appropriate. The procedures are as follows:

o A description of the Proxy Policy is disclosed in Form ADV Part 2A, along with contact information for clients interested in requesting a copy of the Policy.

o An offer is made to all existing clients on an annual basis to allow them to request, at no charge, a copy of the Proxy Voting Policy and Procedures.

o If a proxy vote were to be required, the Portfolio Manager will maintain documentation of all proxies/corporate action information that was received, records of how the proxies were voted, when the vote was submitted, and any other applicable details that may be needed.

o Client requests for information regarding proxy votes or policies and procedures will be forwarded to the CCO for tracking and response.

o The CCO will prepare a written response to the client with the information requested.

o The CCO periodically reviews documentation maintained by the Portfolio Manager to provide reasonable assurance that procedures are followed and proxies are being voted in the best interest of the clients.